UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sylvamo Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

871332102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871332102

1	NAMES OF REPORTING PERSONS International Paper Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,777,343
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,777,343
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (See Note 2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Note 1: On October 1, 2021, International Paper Company (“International Paper”) completed the spin-off of Sylvamo Corporation (the “Issuer”) through the distribution of approximately 80.1% of the shares of common stock of the Issuer to International Paper’s shareholders. Pursuant to the Registration Rights Agreement, dated as of September 30, 2021, between International Paper and the Issuer, International Paper granted to the Issuer a proxy to vote the shares of the Issuer’s common stock owned by International Paper in proportion to the votes cast by the Issuer’s other stockholders. As a result, International Paper does not exercise voting power over any of the shares of the Issuer’s common stock that it beneficially owns.

Note 2: The denominator for this calculation is based on 44,104,986 shares of common stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

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CUSIP No. 871332102

Item 1.

(a)	Name of Issuer:

Sylvamo Corporation

(b)	Address of Issuer’s Principal Executive Offices:

6400 Poplar Avenue

Memphis, Tennessee 38197

Item 2.

(a)	Name of Person Filing:

International Paper Company

(b)	Address of Principal Business Office or, if none, Residence:

6400 Poplar Avenue

Memphis, Tennessee 38197

(c)	Citizenship:

International Paper Company is organized under the laws of the State of New York.

(d)	Title of Class of Securities:

Common Stock, par value $1.00 per share

(e)	CUSIP Number:

871332102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

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(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2021, International Paper directly owned 8,777,343 shares of the Issuer’s common stock (the “Shares”). The Shares were retained by International Paper in connection with the distribution to International Paper stockholders of approximately 80.1% of the outstanding shares of common stock of the Issuer on October 1, 2021.

(b)	Percent of class:

19.9%. The percent of class is based on 44,104,986 shares of the Issuer’s common stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2021.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Not applicable. Pursuant to the Registration Rights Agreement, dated as of September 30, 2021, between International Paper and the Issuer, International Paper granted to the Issuer a proxy to vote the shares of the Issuer’s common stock owned by International Paper in proportion to the votes cast by the Issuer’s other stockholders. As a result, International Paper does not exercise voting power over any of the shares of the Issuer’s common stock that it beneficially owns.

(ii) Shared power to vote or to direct the vote:

Not applicable.

(iii) Sole power to dispose or to direct the disposition:

International Paper has the sole power to dispose or to direct the disposition of 8,777,343 shares of common stock.

(iv) Shared power to dispose or to direct the disposition:

Not applicable.

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Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2022

INTERNATIONAL PAPER COMPANY

By:	/s/ Sharon R. Ryan
Name: Sharon R. Ryan
Title: Senior Vice President and General Counsel